

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2022

Douglas Schnell
Partner
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

> **Re: Pasithea Therapeutics Corp.**
> **Preliminary Proxy Statement filed by Concord IP2 LTD. et. al.**
> **Filed July 1, 2022**
> **File No. 001-40804**

Dear Mr. Schnell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement

Cover letter, page 1

1. Please describe any effects of removing all of the company's directors on the company's contractual obligations.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements.

   - "Each of the Concerned Stockholders has a track record of investing success, including in situations like those at Pasithea."
   - "...management's alarming (negative) track record..."
   - that Alpha-5 is "...a business that we believe was and is largely non-existent and worthless."

- that "...Pasithea is suffering from significant corporate governance lapses..."

3. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for the disclosure copied below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

- "We believe that the problems at Pasithea are systemic and are the result of directors who have abdicated their responsibility to create value for all stockholders. We believe that the sitting directors are more focused on entrenchment and enriching themselves than on advancing stockholders' best interests."
- "This transaction appears to be undertaken for entrenchment purposes..." (page 2)
- "We believe that this transaction raises troubling questions about the motivations of the Board and management, and exposes that they are not acting in the best interests of stockholders." (page 2)
- "...related-party transaction is an egregious example of the directors' indifference to, and disregard for, stockholders." (page 3)

<u>Background, page 2</u>

4. Refer to footnote ii of your June 1, 2022 letter. Please revise your disclosure to clarify what portion of the compensation received by Dr. Marques and by Mr. Gloss was in cash or securities or vested option grants and what portion was made in unvested securities or option grants.

<u>Why You Were Sent This Statement, page 2</u>

5. Please clarify, if true, that the $5 IPO price you reference was for a unit consisting of a share and a warrant.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions